EXHIBIT 20.4



[MDSI LOGO]          MDSI Mobile Data Solutions Inc.      Telephone 604 207 6000
                     10271 Shellbridge Way                Facsimile 604 207 6060
                     Richmond, BC                         E-mail ir@mdsi.ca
                     Canada  V6X 2W8                      www.mdsi-advantex.com




Letter to Shareholders                                             May 18, 2001

When I stepped back from the CEO position in December 1998, I certainly did not expect to be back. But I am! And I am excited! I continue to see a tremendous future for MDSI.

Some of you will remember me because you have been supporters of MDSI prior to 1999. To you, hello again. For those of you who are newer to the Company, welcome. I fully intend to reward all of you for your belief in MDSI and your support of our Company.

We entered 2000 with two major initiatives on our plate: the completion of the new version of our market-leading product for large enterprise customers, Advantex r7; and the introduction of our wireless, Internet-hosted solutions for mid-size and smaller service providers, Advantex ASP, and the eService suite. I am pleased to report that we have executed on both of these initiatives and both present new opportunities for the future.

Advantex r7 a Success

Advantex r7 has been very well received. The solution is much more functional, scaleable, interoperable and flexible than competitive products and any previous version of Advantex. And the markets have realized that. The product was launched in April 2000 and already several major companies have selected it as their mobile workforce management solution, most recently Australia's second largest telecommunications company, Cable & Wireless Optus, and Ireland's national communications provider, eircom.

In early 2001, we completed the first two implementations of Advantex r7. Belgacom SA, Belgium's national telecommunications operator, is using Advantex r7 every day to help almost one thousand mobile users and field service dispatchers to do their job as effectively and efficiently as possible. WINfirst of Denver, Colorado has accepted the system and will be using it in a "live" environment as soon as they finish implementing other vendors' components of an integrated solution.

Advantex r7 is the best product in the marketplace and the best weapon this Company has ever had to grow. It addresses the needs of the world's largest field service operations, opening up whole new markets for MDSI. While we experienced delays in its first implementations, one of the key advantages of Advantex r7 is its ability to be more easily and rapidly installed, thanks to (amongst other factors) a much simpler configuration process. This offers several benefits:

     o our customers can enjoy the return on their workforce management investment sooner;
     o we can better integrate with other top independent software vendors solutions for a more complete customer solution;
     o we can let major systems integrators perform much of the work involved in implementing our software, so we can work on more projects in more parts of the world at once;
     o    and MDSI can recognize revenue on projects faster.

During 2001, MDSI is continuing to enhance Advantex r7 to improve and crystallize its ability to deliver on all of these benefits. Our customers can also expect us to introduce new, exciting functionality.

Wireless, Internet-hosted Solutions

During 2000, MDSI announced the formation of our eBusiness Division which "rents" three Internet-hosted workforce management solutions: an application service provider (ASP) version of Advantex, and two "lite" workforce management solutions, eService Manager Mobile and eService Manager. It also "rents" Advantex Enterprise Gateway (AEG), MDSI's wireless connectivity software that gives Advantex ASP and eService Manager Mobile wireless capabilities. Companies can use AEG to wirelessly enable their people for access to any sort of enterprise data when they are in the field.



   Due to management changes, MDSI's Annual Report for 2000 has been delayed.
        If you wish to receive a copy when it is ready, please indicate that fact on the enclosed reply form.

All our hosted solutions are offered on a monthly subscription basis, require very little time to get up and running, and require little or no maintenance by customers. MDSI believes that these benefits are particularly appealing to mid-size and smaller companies in our traditional markets as well as smaller companies across virtually any mobile service market. In fact, eService Manager, which provides just online scheduling and work order assignment, can be used by any service company, regardless of whether their services are delivered by mobile or office workers. For MDSI, these offerings represent a new opportunity, and a means of generating a predictable monthly revenue stream. MDSI hosts the offerings from a data centre in St. Louis, which the Company acquired as part of its merger with Connectria Corporation in May 2000.

But Connectria provides more than application hosting; it provides companies with all the facilities, engineering, management and developments skills around delivering turnkey wireless, e-commerce and IT infrastructures. The high quality of Connectria's services have won it an impressive customer list, such as IBM, A.G. Edwards, Deutsche Financial Services, Lotus Development Corporation, Great American Insurance Corporation, PECO Energy, Seton Hall University, and Union Pacific Railroad. In all, Connectria had a tremendous year 2000, growing revenues by approximately 75 percent.

During 2000, the eBusiness Division got off to a good start. We announced our first Advantex ASP relationship, with DriveLogic, an ASP that offers solutions to the auto claims insurance market. We are integrating Advantex ASP with DriveLogic's other solutions to empower mobile insurance adjusters to perform their duties in the most effective way possible. We also established relationships to power certain home services Web portals with MDSI's eService suite, adding scheduling, dispatching, and service management capabilities to the portals' offerings.

These are significant milestones. However, it is now clear that industry projections, and MDSI's, for the solutions' adoption rate were aggressive. Unlike many of our competition, we can afford to be patient for the market to hit its stride thanks to a strong Connectria operation that we believe can help make our entire eBusiness division profitable during 2001.

Corporate Changes

I started MDSI in 1993 and grew it rapidly and profitably throughout my tenure as CEO by sticking to a few absolutely fundamental core principles: deliver superior solutions to customers on time and on budget; every customer has to be a great reference; MDSI must be the dominant supplier in its market; and MDSI must be a fun place to work!

From these principles, MDSI's financial and product success grew naturally. Today, we are the market leader in our space, by far. We have the best product for the job, by far. We have a customer list that companies many times our size would envy. And we are in a large market whose fundamentals continue to improve. But recently, the Company has strayed from its core principles, and financial growth and results, including those for the year 2000, have not lived up to historical standards, nor their potential. As CEO, therefore, my #1 objective is to improve financial results quickly and enhance shareholder value. We have taken immediate action to do so.

MDSI needs to operate as a leaner organization. Consequently, we are in the process of executing a major reorganization. Since March 30, shortly after I stepped back in as CEO, we have eliminated approximately 145 positions, or 25 percent of our workforce, and have begun to execute a program to restrict spending on discretionary expenditures. We believe that we can save in excess of $2.9 million per quarter once the program has had an opportunity to take full effect, which we believe will be in Q1 2002. In no case have we made, nor will we make, a reduction in our costs at the expense of a current customer or a new customer opportunity.

However, you can't cut your way to growth. MDSI has to change in other ways. Specifically, we have to overcome the challenges that caused Advantex r7 to be delivered late--a situation that hurt us by slowing sales, increasing costs, and giving competitors a chance where otherwise none would be. We also have to revitalize our sales organization, particularly in Europe where many opportunities await MDSI--opportunities of which we have yet to take full advantage. Again, we have already begun to address these issues, through significant changes to our management team.

We have a new President and Chief Operating Officer, Jerry Chew. Jerry has extensive senior level experience in operations management, strategic planning, turnaround situations, and integrating mergers and acquisitions--all skills that are key to MDSI's future success. With many years in senior strategic positions at U S WEST, including the organization that grew to become MediaOne, most of Mr. Chew's senior experience is in the broadband and telecommunications industries--markets that are critical to MDSI's future. Jerry has been on MDSI's Board of Directors ever since we became a public company, in



   Due to management changes, MDSI's Annual Report for 2000 has been delayed.
        If you wish to receive a copy when it is ready, please indicate that fact on the enclosed reply form.

1995. He is very familiar with the Company, and I am confident that he is the right person to lead the management team day by day along the path of growth and profitability.

Additionally, we have united product development, product implementation and customer support under Peter Hill Rankin, Executive Vice President Operations, a new position. Peter led these same functions for MDSI from 1993 to 1998, the fastest growing years in the Company's history, and was one of the original five founders of MDSI, along with me. I would like to welcome Peter back. Prior to his first career at MDSI, Peter also directed product development and implementation functions for MDSI's predecessor organizations-- Mobile Data International (or MDI) and the Mobile Data Division of Motorola (who purchased MDI in 1988).

MDSI has also taken several initial steps to strengthen our sales organization, particularly in Europe. Doug Engerman will assume responsibility for sales activities to MDSI's key strategic accounts. A proven performer, Doug returns to MDSI's sales organization from his role as Sr. Vice President of Operations. Previously, he was one of the founders and Executive Vice President of Sales & Marketing at Alliance Systems, MDSI's strongest competitor until we merged with Alliance Systems in 1997. Gene Mastro, MDSI's Senior Vice President, Worldwide Sales, has moved to Amsterdam along with Glenn Kumoi, our new Managing Director, Europe. Together they will focus on re-energizing the sales force in Europe. In his previous role as Vice President and Chief Legal Officer, Glenn played a key role in negotiating and closing numerous large contracts with MDSI's European customers. We have removed the Director of Sales in Europe, and are currently recruiting a replacement. Finally, I specialized in sales and marketing for most of my career, and I will be working closely with our sales team to return growth to this Company

In a very short time since taking the reins at MDSI, we have made many positive changes to address our most significant challenges. However, there is one short term challenge beyond our control: the Company's core markets, particularly telecommunications, are facing economic uncertainty in 2001. As budgets tighten, companies are pushing out buying decisions, and some companies are even experiencing financial distress. Such temporary economic cycles happen, and there is nothing any one company can do about it. These realities will affect MDSI in 2001.

However, the changes we have made will better prepare MDSI to deal with those realities and come out stronger after they are over. The outlook for MDSI's products is very strong. We have been around since the days when there was virtually no technology infrastructure to support our products. That has all changed, and the market for mobile data products like ours--ones that provide measurable and immediate benefits to companies--are widely predicted to be ready for take off.

MDSI's fundamentals are excellent. We have over 100 major customers. No other company has close to that kind of experience in wireless workforce management. To return to high growth, all we have to do now is take better advantage of that edge. I firmly believe that we will. MDSI grew rapidly and profitably under my leadership in earlier years, and with the help of an experienced and re-energized senior management team, I will see that our Company does so again. Again, I would like to thank you for your support and look forward to getting to know you better in the near future.


/s/ Erik Dysthe
Erik Dysthe
Chairman and CEO
MDSI Mobile Data Solutions Inc.





   Due to management changes, MDSI's Annual Report for 2000 has been delayed.
        If you wish to receive a copy when it is ready, please indicate that fact on the enclosed reply form.

This Letter to Shareholders contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties detailed in MDSI's Annual Report on Form 10-K filed with the Securities and Exchange Commission, and a copy of which accompanies this Letter to Shareholders. MDSI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.






















   Due to management changes, MDSI's Annual Report for 2000 has been delayed.
        If you wish to receive a copy when it is ready, please indicate that fact on the enclosed reply form.